Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

05007152

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to sponsor East Indiaman's China voyage

Stockholm, Sweden, March 6, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 476 1690 221

4/11

G:\Group Communications\RUTINER\SEC letter.doc

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco to sponsor East Indiaman's China voyage

Stockholm, Sweden, April 6, 2005: Atlas Copco has signed an agreement to become a partner in the project East Indiaman, Götheborg, and to be a sponsor of the ship's voyage to China. Atlas Copco is providing financial support for the trip, which will be used to market the Atlas Copco brand.

"This attractive project offers new opportunities to build long-term relations with authorities and customers," says Gunnar Brock, President and CEO. *"The enormous attention the project has created in China, will be used to strengthen the value of our brand in one of the world's most important markets."*

Atlas Copco will in particular use the East Indiaman to market the brand in Sweden, South Africa and China, but also in other places where the ship makes its stops.

Atlas Copco has strong links to China, having established its first presence there in the 1920s. At that time sales were managed from Sweden through negotiations with central government authorities in Beijing. Today, the Group has numerous sales and service offices, and approximately 1 500 employees. Production of Group products takes place in five locations and under a number of different brands.

East Indiaman, which is a replica of a sailing ship from the 1750s, will begin sailing during the autumn of 2005. It is expected to reach Cape Town, South Africa, in February 2006 and Shanghai, China, during the autumn of 2006. To follow the project and the voyage go to http://www.soic.se/

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.